Klondex Announces Changes to its Board of Directors

Vancouver, BC - December 29, 2015 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) (“Klondex” or the “Company”) today announces changes to the Company’s Board of Directors. Mr. Renaud Adams will resign from the Board effective December 31, 2015. Additionally, Mr. Charles Oliver will join the Board of Directors after joining as Special Advisor to the Board, as announced on June 17, 2015.

Richard Hall, Chairman of the Board commented, “I would like to thank Renaud for his dedication and sound advice as a Klondex Board member. Renaud has been instrumental in the Company’s achievements to date, including the successful ramp-up of our operations. We are fortunate to have had Renaud’s wisdom and experience on our Board.”

He continued, “I am excited to have Charles assume a more active role in the Company as a Board member. His leadership and financial acumen will be complementary to the mandate of the Board and Management.”

Charles Oliver is a Chartered Financial Analyst (CFA) and an award winning fund manager. In 2015 he retired from Sprott Asset Management (“Sprott”) where he was Lead Portfolio Manager of the Gold and Precious Metals Fund since 2008. While at Sprott, he also helped facilitate a liaison with Zijin mining company in China to form a new precious metals fund. Prior to this, he was Senior Vice President and Portfolio Manager for AGF and head of a team that managed approximately $4 billion, $1.8 billion of which was in precious metals and resource mandates. Mr. Oliver is currently a board member for Integra Gold. During his financial career he also has had experience as a trader and broker. He graduated from the University of Western Ontario in 1987 with an Honors Bachelor of Science in Geology.

About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties: the Fire Creek project and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA. Fire Creek is located approximately 100 miles south of Midas.

For More Information
John Seaberg
Senior Vice President, Investor Relations
O: 775-621-5512
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the Midas and Fire Creek projects, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek project, project development and related permitting, cash flows and the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.